June 9, 2010
VIA EDGAR AND FEDEX
Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Re:	Equity Lifestyle Properties, Inc. Form 10-K for the year ended December 31, 2009 File No. 1-11718
Dear Mr. Woody:
The following is the response of Equity LifeStyle Properties, Inc. (the “Company,” “we,” “us,” or “our”) to the comments made by the staff of the United States Securities and Exchange Commission (the “Staff”) in your letter to Mr. Michael B. Berman dated May 6, 2010.
Form 10-K for the year ending December 31, 2009
Financial Statements
Consolidated Statements of Operations, page F-5
Comment 1:
We note your response to prior comment 1 and your new proposed income statement format. Please present depreciation along with other property operating expenses within your consolidated statements of operations such that you do not use a line caption excluding depreciation from the other property operating expenses. Additionally, tell us what consideration you have given to presenting interest income and income from other investments outside of operating income in a section for non-operating income under the guidance of Rule 5-03 of Regulation S-X.
Response:
A copy of a new format for our Consolidated Statements of Operations, which we will present in future filings, is attached as Exhibit A to this response letter. As compared to the format provided in our letter dated April 19, 2010, the Company has 1) removed the sub-totals labeled “Property operating revenues” and “Property operating expenses (exclusive of depreciation shown separately below)” 2) moved the caption labeled “Depreciation on real estate and other costs” up in the “Expenses” section to be closer to the other operating expenses, and 3) moved the caption labeled “Interest and related amortization” to the bottom of the “Expenses” section.

Rule 5-03.7 of Regulation S-X defines non-operating income as “(a) dividends, (b) interest on securities, (c) profits on securities (net of losses), and (d) miscellaneous other income.” The caption “Interest income” primarily includes interest income on loans to customers who have purchased a resort home, resort cottage or right-to-use contract from us and is considered operating income. There is a small amount of interest income on securities which we believe is immaterial and therefore, does need to be separately stated in a non-operating income caption. As described in Note 2(j) on page F-14 of the Annual Report on Form 10-K for the year ended December 31, 2009 (“2009 Form 10-K”), in 2007 and 2008, the caption “Income from other investments, net” primarily included income from the ground lease of 82 properties. In 2009, the caption “Income from other Investments, net” primarily includes income from the ground lease of two properties and income from other operating businesses, such as advertising sales, reciprocal use membership sales and management of sites for the U.S. Forest Service. We believe that any miscellaneous other non-operating income included in this caption is immaterial and does not need to be separately stated in a non-operating income caption.
Comment 2:
We note your response to prior comment 1 and we are unable to provide the relief which you have requested. Please restate your 2009 financial statements in an amended filing to address home sales, ground lease rentals, and interest income related to the financing of customer right-to-use contracts in a manner that complies with Rule 5-03 of Regulation S-X. Additionally, we are unable to agree with your conclusion of effectiveness as of December 31, 2009 for disclosure controls and procedures based upon the considerations that you have cited within your response. Tell us how you were able to reach the conclusion that disclosure controls and procedures were effective as of December 31, 2009 or otherwise advise.
Response:
On June 2, 2010, the Company received a letter from the Division of Corporation Finance, Chief Accountant’s Office stating that the Staff does not object if the Company does not restate its 2009 Form 10-K.
The Company’s management continues to conclude that our disclosure controls and procedures were effective as of December 31, 2009. The Company believed the format of its Consolidated Statements of Operations included in its 2009 Form 10-K was a reasonable presentation that was in compliance with the Rule 5-03 in all material respects. The presentation format previously used by the Company had evolved in the past as the Company believed it was providing investors with more useful and transparent information to facilitate an investor’s understanding of the Company’s business and an analysis of its results of operations. The Company notes that Article 5-03(a) indicates that the purpose of the rule is to indicate the various line items, which if applicable, should appear on the face of the income statement. The Company respectfully believes that it did present all of the line items that are applicable in the Consolidated Statements of Operations. In addition, the Company notes that another company in the same industry presented its Consolidated Statements of Operations in a manner very similar to the Company’s presentation format prior to going private several years ago. Thus, the Company believes that other registrants had developed alternative presentations that while in accordance with generally accepted accounting principles, did not follow a strict presentation format ordering of the line items specified by Rule 5-03(a) of Regulation S-X.

However, the Company has learned throughout this comment letter process, that over the past few years the Staff has requested that other registrants bring their financial statement presentation formats more in line with the line item ordering in Article 5 of Regulation S-X in an effort to provide greater consistency and comparability among registrants. With this in mind, the Company has agreed to revise the format of its Consolidated Statements of Operations in a manner that is acceptable to the Staff in future filings.
In connection with our response to comments received on May 6, 2010 from the Staff pertaining to our Form 10-K for the fiscal year ended December 31, 2009, we acknowledge that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require additional information, please feel free to contact me at 312-279-1496.

EQUITY LIFESTYLE PROPERTIES, INC.
/s/ Michael Berman
Michael Berman
Executive Vice President & Chief Financial Officer

cc:	Robert Langer, Ernst & Young, LLP Ken Marceron, Ernst & Young LLP Larry P. Medvinsky, Clifford Chance US LLP

Exhibit A
(NEW FORMAT)
Equity LifeStyle Properties, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007
(amounts in thousands, except per share data)

	2009	2008	2007
Revenues:
Community base rental income	$253,379	$245,833	$236,933
Resort base rental income	124,822	111,876	102,372
Right-to-use annual payments	50,765	19,667	—
Right-to-use contracts current period, gross	21,526	10,951	—
Right-to-use contracts, deferred, net of prior period amortization	(18,882)	(10,611)	—
Utility and other income	47,685	41,633	36,849
Gross revenues from home sales	7,136	21,845	33,333
Brokered resale revenues, net	758	1,094	1,528
Ancillary services revenues, net	2,745	1,197	2,436
Interest income	5,119	3,095	1,732
Income from other investments, net	8,168	17,006	22,476

Total revenues	503,221	463,586	437,659

Expenses:
Property operating and maintenance	180,870	152,363	127,342
Real estate taxes	31,674	29,457	27,429
Sales and marketing, gross	13,536	7,116	—
Sales and marketing, deferred commissions, net	(5,729)	(3,644)	—
Property management	33,383	25,451	18,385
Depreciation on real estate and other costs	69,049	66,193	63,554
Cost of home sales	7,471	24,069	30,713
Home selling expenses	2,383	5,776	7,555
General and administrative	22,279	20,617	15,591
Rent control initiatives	456	1,555	2,657
Depreciation on corporate assets	1,039	390	437
Interest and related amortization	98,311	99,430	103,070

Total expenses	454,722	428,773	396,733

Income before equity in income of unconsolidated joint ventures	48,499	34,813	40,926

Equity in income of unconsolidated joint ventures	2,896	3,753	2,696

Consolidated income from continuing operations	51,395	38,566	43,622

Discontinued Operations:
Discontinued operations	181	257	289
Gain (loss) from discontinued real estate	4,685	(79)	12,036

Income from discontinued operations	4,866	178	12,325

Consolidated net income	56,261	38,744	55,947
Income allocated to non-controlling interests:
Common OP Units	(6,113)	(4,297)	(7,705)
Perpetual Preferred OP Units	(16,143)	(16,144)	(16,140)

Net income available for Common Shares	$34,005	$18,303	$32,102

Exhibit A
(NEW FORMAT)
Equity LifeStyle Properties, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2009, 2008 and 2007
(amounts in thousands, except per share data)

	2009	2008	2007
Earnings per Common Share — Basic:
Income from continuing operations	$1.08	$0.74	$0.92

Income from discontinued operations	$0.15	$0.01	$0.41

Net income available for Common Shares	$1.23	$0.75	$1.33

Earnings per Common Share — Fully Diluted:
Income from continuing operations	$1.07	$0.74	$0.90

Income from discontinued operations	$0.15	$0.01	$0.41

Net income available for Common Shares	$1.22	$0.75	$1.31

Distributions declared per Common Share outstanding	$1.10	$0.80	$0.60

Tax status of Common Shares distributions deemed paid during the year:
Ordinary income	$0.72	$0.80	$0.60

Long-term capital gain	$0.24	$—	$—

Unrecaptured section 1250 gain	$0.14	$—	$—

Weighted average Common Shares outstanding — basic	27,582	24,466	24,089

Weighted average Common Shares outstanding — fully diluted	32,944	30,498	30,414